Exhibit 99.4

Annual General Meeting The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on December 20, 2024 for action to be taken. 2024 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES Burning Rock Biotech Limited (the “Company”) ADS CUSIP No.: 12233L206.* ADS Record Date:December 4, 2024 Meeting Specifics:Annual General Meeting of Shareholders to be held on December 31, 2024 at 10:00 A.M. (local time) at the Company’s Shanghai office at 6/F, Building 10C, Pujiang Smart Plaza, No. 2168 Chenhang Highway, Minhang District, Shanghai, and at any adjourned meeting thereof (the “Meeting”). Meeting Agenda: Please refer to the Company’s Notice of Meeting enclosed herewith. Depositary:Citibank, N.A. Deposit Agreement:Deposit Agreement, dated as of June 16, 2020, as amended by Amendment No. 1 to Deposit Agreement, dated as of May 15, 2024. Deposited Securities: Class A ordinary shares, par value US$0.0002 per share, of the Company. Custodian:Citibank, N.A.—Hong Kong. *ADR CUSIP No. is provided as a convenience only and without any liability for accuracy. The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (a) in the event voting takes place at a shareholders’ meeting by a show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received timely from a majority of Holders of ADSs who provided voting instructions, and (b) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions timely received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected. Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in Section 4.10 of the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained in Section 4.10 of the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Resolutions As an ordinary resolution, THAT the appointment of Ernst & Young Hua Ming LLP as auditor of the Company for the fiscal year ending December 31, 2024 be ratified and that the directors of the Company be authorized to determine the remuneration of the auditor. As an ordinary resolution, THAT Yusheng Han and Gang Lu be re-elected as directors of the Company. As an ordinary resolution, THAT each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit. The Company’s Notice of Meeting and related materials are available through the Company’s website, within the Investors Relation section, at https://ir.brbiotech.com/. A Issues Burning Rock Biotech Limited For Against Abstain Resolution 1 Resolution 2 Resolution 3 Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed. If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue (unless otherwise specified in the notice distributed to holders). If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue. Please be sure to sign and date this Voting Instructions Card. Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such. Signature 1—Please keep signature within the line Signature 2—Please keep signature within the line Date (mm/dd/yyyy)